SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. )*

                                PRICESMART, INC.
                                ----------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   741511 10 9
                                   -----------
                                 (CUSIP Number)

                                 Brian Warner
                           Performance Capital, L.P.
                          767 Third Avenue, 16th Floor
                            New York, New York 10017
                                 (212) 593-4538
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:
                            Robert G. Leonard, Esq.
                                 Bryan Cave LLP
                          1290 Avenue of the Americas
                               New York, NY 10104

                                 September 6, 2002
                                 -----------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 741511 10 9                                              Page 2 of 11
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Performance Capital, L.P.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     WC
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              388,750 Common Stock
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           388,750 Common Stock
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

      388,750 Common Stock
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8% (based on 6,731,814 common shares outstanding at 6/30/02)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON

     PN
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 741511 10 9                                              Page 3 of 11
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Performance Capital II, L.P.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     WC
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              106,633 Common Stock
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           106,633 Common Stock
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     106,633 Common Stock
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6% (based on 6,745,147 common shares outstanding at 6/30/02 (including 13,333 to be issued upon exercise of preferred stock))
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON

     PN
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 741511 10 9                                              Page 4 of 11
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Brett Fialkoff
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     PF
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              230 Common Stock
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           230 Common Stock
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     230 Common Stock
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 0.1% (based on 6,731,814 common shares outstanding at 6/30/02)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 741511 10 9                                              Page 5 of 11
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Brian Warner
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     PF
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              3,900 Common Stock
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           3,900 Common Stock
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     3,900 Common Stock
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 0.1% (based on 6,731,814 common shares outstanding at 6/30/02)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 741511 10 9                                              Page 6 of 11

Item 1 Security and Issuer.

     This statement relates to the shares of common stock of PriceSmart, Inc. ("PriceSmart"), par value $0.0001 per share ("PriceSmart Common Stock"). The principal executive offices of PriceSmart are located at 4649 Morena Boulevard, San Diego, California 92117.

Item 2. Identity and Background.

     This statement on Schedule 13D ("Statement") is filed by Performance Capital, L.P., a New York limited partnership ("PCI"), Performance Capital II, L.P., a New York limited partnership ("PCII"), Brett Fialkoff, a United States citizen ("BF") and Brian Warner, a United States citizen ("BW"; PCI, PCII BF and BW shall be referred to collectively as the "Group"; each member of the Group being hereinafter referred to individually as a "Member" and collectively as "Members"). Performance Capital, LLC, a New York limited liability company ("PCLLC"), is the sole general partner of PCI and Brian Warner is the sole manager of PCLLC. Performance Management, LLC, a New York limited liability company ("PMLLC"), is the sole general partner of PCII and Brian Warner is the sole manager of PMLLC. PCI and PCII are private investment limited partnership that each make diversified investments. PCLLC and PMLLC are private entities that serve to manage the assets of PCI and PCII, respectively. BW's present principal occupation is serving as the sole manager of PCLLC and PMLLC. BF's present principal occupation is serving as a member and employee of PCLLC and PMLLC. The address of principal business and the address of the principal office of PCI, PCII, PCLLC and PMLLC is 767 Third Avenue, 16th Floor, New York, NY 10017. The business address of BW and BF is 767 Third Avenue, 16th Floor, New York 10017.

     During the last five years, neither the Members nor, to the best knowledge of the respective Members, either of PCLLC or PMLLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     PCI and PCII are each private investment entities that pool their respective participants' contributions. BW and BF are each individual investors. All funds used by PCI and PCII to acquire the PriceSmart Common Stock they each currently beneficially own came from working capital. BW and BF each used personal funds to acquire the PriceSmart Common Stock they each currently beneficially owned. PCI has used $7,326,616 in the aggregate to acquire the 388,750 shares of PriceSmart Common Stock it currently beneficially owns. PCII has used $2,500,457 in the aggregate to acquire the 106,633 shares of PriceSmart Common Stock it currently beneficially owns. BF has used $3,790 in the aggregate to acquire the 230 shares of

                                  SCHEDULE 13D
CUSIP NO. 741511 10 9                                              Page 7 of 11

     PriceSmart Common Stock he currently beneficially owns. BW has used $138,050 in the aggregate to acquire the 3,900 shares of PriceSmart Common Stock he currently beneficially owns.

Item 4. Purpose of Transaction.

     The Group is filing this Statement for the purpose of stating its intention to possibly influence management and/or the Board of Directors of PriceSmart for the purpose of maximizing shareholder value and may consider plans or proposals with respect to any or all of the following items:

     (a) the acquisition by any person of additional securities of PriceSmart, or the disposition of securities of PriceSmart;

     (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PriceSmart or any of its subsidiaries;

     (c) a sale or transfer of a material amount of the assets of PriceSmart or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of PriceSmart, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

     (e) any material change in the present capitalization or dividend policy of PriceSmart;

     (f) any other material change in PriceSmart's business or corporate structure;

     (g) changes in PriceSmart's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of PriceSmart by any person;

     (h) causing a class of securities of PriceSmart to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of PriceSmart becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  any action similar to any of those enumerated above.

     The Group currently has no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) above. However, the Group reserves the right from time to time to formulate plans or proposals regarding PriceSmart or any of its securities and to carry out any of the

                                  SCHEDULE 13D
CUSIP NO. 741511 10 9                                              Page 8 of 11

     actions or transactions described in paragraphs (a) through (j) above, to the extent it deems advisable.

Item 5. Interest in Securities of the Issuer.

     Item 5(a)

     PCI beneficially owns 388,750 shares of PriceSmart Common Stock, representing 5.8% of PriceSmart's issued and outstanding common shares (based on 6,731,814 common shares outstanding at June 30, 2002). PCII beneficially owns 106,633 shares of PriceSmart Common Stock, representing 1.6% of PriceSmart's issued and outstanding common shares (based on 6,745,147 common shares outstanding at June 30, 2002 (including 13,333 to be issued upon exercise of preferred stock)). PCII's ownership is as follows: (i) 93,300 shares of PriceSmart Common Stock; and (ii) 500 shares of Series A Preferred Stock of PriceSmart which are currently convertible at $37.50 per share into an aggregate of 13,333 shares of PriceSmart Common Stock. BF beneficially owns 230 shares of PriceSmart Common Stock, representing less than 0.1% of PriceSmart's issued and outstanding common shares (based on 6,731,814 common shares outstanding at June 30, 2002). BF's ownership is as follows: (i) 100 shares of PriceSmart Common Stock owned directly; and (ii) 130 shares of PriceSmart Common Stock owned through an individual retirement account. BW beneficially owns 3,900 shares of PriceSmart's Common Stock, representing less than 0.1% of PriceSmart's issued and outstanding common shares (based on 6,731,814 common shares outstanding at June 30, 2002). BW's ownership is as follows: (i) BW has an individual retirement account which owns 1,000 shares of PriceSmart Common Stock; (ii) BW has a SEP individual retirement account which owns 1,900 shares of Common Stock; and (iii) BW serves as a custodian under the Uniform Gift to Minors Act for two minor children, each of whom owns 500 shares of PriceSmart Common Stock.

     Item 5(b)

     Each Member is the sole beneficial owner of the securities identified in subsection (a) above. PCLLC, as the sole general partner of PCI, has sole voting and dispositive power over the PriceSmart Common Stock beneficially owned by PCI. PMLLC, as the sole general partner of PCII, has sole voting and dispositive power over the shares of PriceSmart Common Stock and beneficially owned by PCII. BF has sole voting and dispositive power over the PriceSmart Common Stock that he beneficially owns. BW has sole voting and dispositive power of the PriceSmart Common Stock that he beneficially owns.

     Item (c)

     None of the Members has effected any transactions in the PriceSmart Common Stock during the past sixty (60) days.

     Item 5(d)

                                  SCHEDULE 13D
CUSIP NO. 741511 10 9                                              Page 9 of 11

     No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the PriceSmart Common Stock.

     Item 5(e)

     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Members or PCLLC and PMLLC, or between such persons and any other person with respect to any securities of PriceSmart, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     Not applicable.

                                  SCHEDULE 13D
CUSIP NO. 741511 10 9                                              Page 10 of 11

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2002

                            PERFORMANCE CAPITAL, L.P.

                            By:  Performance Capital, LLC, General Partner


                                 By: /s/BRIAN WARNER
                                    ------------------------------------------
                                    Brian Warner, Manager


                            PERFORMANCE CAPITAL II, L.P.

                            By:  Performance Management, LLC, General Partner


                                 By: /s/BRIAN WARNER
                                    ------------------------------------------
                                    Brian Warner, Manager


                            /s/ BRIAN WARNER
                            ------------------------------------------
                            Brian Warner


                            /s/ BRETT FIALKOFF
                            ------------------------------------------
                            Brett Fialkoff

                                  SCHEDULE 13D
CUSIP NO. 741511 10 9                                              Page 11 of 11

                             JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT made as of this 6th day of September, 2002, by and among PERFORMANCE CAPITAL, L.P., PERFORMANCE CAPITAL II, L.P., BRETT FIALKOFF and BRIAN WARNER.

                              W I T N E S S E T H :

     WHEREAS, PERFORMANCE CAPITAL, L.P., PERFORMANCE CAPITAL II, L.P., BRETT FIALKOFF and BRIAN WARNER collectively beneficially own more than five (5%) percent of the issued and outstanding common stock, $.0001 par value, of PRICESMART, INC. ("PI Common Stock"), a Delaware corporation; and

     WHEREAS, the parties have previously filed a Schedule 13G with the Securities and Exchange Commission ("SEC") and now desire to convert to filing a
Schedule 13D.

     NOW, THEREFORE, the parties agree as follows:

     1. PERFORMANCE CAPITAL, L.P., PERFORMANCE CAPITAL II, L.P., BRETT FIALKOFF and BRIAN WARNER hereby agree to jointly file a Schedule 13D with the SEC regarding the beneficial ownership of PI Common Stock and to file any and all amendments and supplements thereto.

     2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

     IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.

                            PERFORMANCE CAPITAL, L.P.
                            By: Performance Capital, LLC, General Partner

                            By:/s/BRIAN WARNER
                               --------------------------------------
                            Brian Warner, Manager

                            PERFORMANCE CAPITAL II, L.P.
                            By: Performance Management, LLC, General Partner

                            By:/s/BRIAN WARNER
                               --------------------------------------
                            Brian Warner, Manager

                            /s/ BRIAN WARNER
                            -----------------------------------------
                            Brian Warner

                            /s/ BRETT FIALKOFF
                            -----------------------------------------
                            Brett Fialkoff